June 21, 2010

Amy Geddes
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

RE:          Blackwater Midstream Corp.
Form 10-K for the year ended March 31, 2009
File No. 000-51403

Dear Amy:

Blackwater Midstream Corporation (the “Company”) is in receipt of the Securities and Exchange Commission’s (the “Commission”) letter dated March 29, 2010, whereby the Commission has provided comments regarding the Company’s Form 10-K for the year ended March 31, 2009.  Additionally, the Company is in receipt of the Commission’s letter dated June 10, 2010 with comments pertaining to the Company’s letter dated May 13, 2010.

Below are the Company’s responses to the comments raised by the Commission’s letter dated June 10, 2010.

Form 10-K for the Year Ended March 31, 2009
General

Comment #1: Please refer to our prior Comment #3 when preparing your Form 10-K for fiscal 2010.  Specifically, we would expect the historical operating results of the predecessor to be presented for the period from April 1, 2008 through December 22, 2008 in your consolidated statements of operations and cash flows.  Successor financial statements should then be included for the period December 23, 2008 through March 31, 2009.  A solid black line should separate these two columns.  If significant, the historical operating results of the predecessor (i.e. your statement of operations and your statement of cash flows) for the period from April 1, 2008 through December 22, 2008 should be separately presented in a footnote to the financial statements.

RESPONSE: We acknowledge your request to present operating results of the predecessor for the period from April 1, 2008 through December 22, 2008 in our Form 10-K for fiscal 2010.

The Company believes that the length of time required and the substantial expenses related to having an audit conducted and prepared of the predecessor’s operating results for the period April 1, 2008 through December 22, 2008 would be prohibitive to the Company.  Additionally, the Company believes it would be difficult for it to request renewed access to the predecessor’s records.

The Company hereby requests the Commission to allow the presentation as prepared for the predecessor for the periods January 1, 2008 through December 22, 2008 (audited); and for the period January 1, 2008 through March 31, 2008 (unaudited).

We will include a footnote to our financial statements, as presented in Form 10-K for the year ended March 31, 2010, for our development stage operating activities (as a shell) for the period April 1, 2008 through December 22, 2008.

Comment # 2: Your Form 10-K for the year ended March 31, 2010 should also address other material revisions discussed in your response letter, including revisions pursuant to our previous comments 5, 7, 8, 10, 11, 12, 13, 17 and 18, as applicable.

RESPONSE:  In our Form 10-K for the year ended March 31, 2010 we will address each of the previous comments raised as per previous comments 5, 7, 8, 10, 11, 12, 13, 17 and 18.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, General

Comment # 3: We have reviewed your response to our prior comment 3.  Please note for future filings, as applicable, that where a predecessor exists (in your case the Westwego terminal) MD&A should focus on comparative discussions of the predecessor’s financial statements for periods prior to the acquisition date.  Discussions such as the description of operating results for the registrant (the legal entity prior to the acquisition of Westwego) should be omitted, as they are confusing.  The historical operating results of the predecessor (Westwego carve-out financials) become the historical operating results of the company.  If you are unable to provide them (as we assume is the case for the predecessor balance sheet as of March 31, 2008), please explain this fact in the filing and construct your discussion and analysis accordingly.

RESPONSE: In our Form 10-K for the year ended March 31, 2010 and future filings we will only address operating results for the Company’s “successor” periods after the acquisition of the Westwego Terminal and operating results for the predecessor’s periods before the acquisition of the Westwego terminal, as applicable.

Note 3 – Property, Plant, and Equipment, page 28

Comment # 4: Your response to our previous comment 4 does not address how the useful lives of each asset were determined.  Please tell us how you determined the useful lives for each asset listed in the table contained in this note were appropriate.

Include specific testing that was performed and any other pertinent information that supports a full 40 year life on used assets such as tanks and docks.  Such information may include age of such assets at acquisition, results of inspections performed during the acquisition process, etc.  We may have further comment on your response.

RESPONSE:  The Company’s calculations as to the useful lives of major assets acquired with the Westwego Terminal were based on:

(a).  A certified appraiser’s determination of a percent of useful life remaining for each of the major assets as of the acquisition date, multiplied by

(b). Management’s determination as to the potential full useful life of each major asset, equaled

(C). The Company’s useful life remaining.

Example:

Appraiser determines that a storage tank has experienced 20% of wear and tear or aging; hence, the storage tank has 80% of its useful life remaining. Management knows that a steel storage tank is constructed to last 40+ years. Therefore, the Company calculates that storage tank’s remaining useful life to be 32 years.

80% of useful life remaining * 40 years of potential useful life = 32 years of remaining useful life

Comment # 5:  In this regard, we have reviewed the audited carve-out financial statements of Westwego LA Terminal Business filed with your Form 8-K/A dated December 23, 2008.  We note that the estimated useful life of the acquired buildings was determined to be ten years and the useful lives of improvements were found to be fifteen years.  These estimates are consistent with those utilized by NuStar (at the lower end of the range.)  The lives of tanks and equipment were determined to be fifteen to forty years, which appears to exceed the twenty to thirty-five year useful life estimates utilized by NuStar.  Accordingly, as you appear to have significantly extended each of these useful lives at March 31, 2009, please provide us with further support for your revised assumptions.  In addition, please tell us how the “dock” was classified in the audited carve-out financial statements of Westwego.  We may have further comments upon review of your response.

RESPONSE:  In reviewing our Form 10-K for the year ended March 31, 2009, and the table presented in Footnote #3 for Property, Plant and Equipment, the estimated useful lives figures reflect the useful lives of the assets when new, as determined by Management.  They are not representative of the “remaining” useful lives that the Company actually used in creating its depreciation schedules, when it acquired the used assets of the Westwego Terminal.

The ranges of remaining useful lives are as follows:

Office building & warehouse	4 – 26 years

Improvements	4 – 20 years

Dock	25 years

Tanks and piping	6 – 37 years *1

Equipment	5 years

Office equipment, software, tools	5 years

*1 Only one storage tank is recorded with a remaining useful life of 37 years as it had been recently constructed as of December 2008.  The remainder of the tanks are recorded with a remaining useful life of between 6 and 12 years.

We will report the range of remaining useful lives in this table for our assets as of March 31, 2010 on Form 10-K.

As to NuStar’s presentation and determinations, we again state that to the best of the Company’s knowledge, NuStar did not allocate costs to individual storage tanks and other assets.  The Company speculates that this is due to the fact that the Westwego Terminal, as a whole, was immaterial to NuStar’s overall operations.

NuStar’s cost basis in the Westwego Terminal’s property, plant and equipment was approximately $2.6 million at December 2008.  For comparison purposes, the Company allocated approximately $5.0 million to the assets acquired.

Further, the Company does not know how NuStar’s management determined the useful lives of the Westwego Terminal assets, so the Company is unable to comment on whether or not any differences exists or why.  The Company speculates that there is a difference in corporate and management’s approach between the Company and NuStar when assessing and determining the useful lives of assets.  The Company fully intends to be aggressive in repairing and maintaining its assets to increase their useful lives and to achieve maximum use.  NuStar may have had a different approach.

As requested in your letter dated June 10, 2010, the Company acknowledges:

➢	it is responsible for the adequacy and accuracy of the disclosure in the filing;

➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Donald St.Pierre

Blackwater Midstream Corp.
Chief Financial Officer